FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑       Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐       No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: 0000120164 — NYSE: GGY)
Paris, July 17th 2006
CGG and TAQA signed definitive shareholder agreement
Compagnie Générale de Géophysique (CGG) announces the closing of the transaction with Industrialization & Energy Services Company (TAQA), related to CGG Ardiseis, which follows the Memorandum of Understanding signed by both parties in Bahreïn, on March 27th 2006.
As from June 24 2006, TAQA, CGG’s long term Saudi Partner in ARGAS, owns 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to Land & Shallow Water Seismic Data Acquisition in the Middle East. CGG holds the remaining 51%.
CGG Ardiseis, located in Dubai, provides its clients with the whole range of CGG Land and Shallow Water Acquisition Services in the Middle East region where a sustained high activity is expected across the next decade.
The Industrialization & Energy Services Company (TAQA) was conceived by the Saudi Ministry of Petroleum and Mineral Resources and is tasked with establishing a wide range of industries and services in support of the energy sector. The company’s major objective is to localize such industries and services. It has majority ownership in two subsidiaries with activities in exploration and drilling, Arabian Drilling Company (ADC) and ARGAS. With several projects currently under planning and development, TAQA is currently in a growth mode and has embarked on a regional expansion strategy.
The Compagnie Générale de Géophysique (CGG) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services and software to clients in the Oil and Gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially
Contact:
Christophe BARNINI                         (33) 1 64 47 38 10 / (33) 1 64 47 38 11
Email: invrel@cgg.com   Internet: www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

Date: July 17th 2006	By Senior Executive Vice President
Technology, Control & Planning and
Communication
/Gerard CHAMBOVET/